Sapiens Announces a Cash Dividend of $6 Million

The dividend is following the continued growth in all company matrixes

REHOVOT, Israel, January 15, 2013 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a provider of innovative software solutions and a member of the Formula Systems Group (NASDAQ: FORTY and TASE: FORT), announced today that the Company’s Board of Directors has approved the distribution of a cash dividend of $0.15 per share, or approximately $6 million in the aggregate, to its shareholders of record as of January 25, 2013. The payment of the dividend is subject to shareholders’ approval. The Company intends to convene an Extraordinary General Meeting of its shareholders to be held on February 20, 2013, for the purpose of approving the payment of the foregoing dividend. The Board of Directors will recommend that the Company’s shareholders approve the dividend.

Roni Al Dor, President & CEO of Sapiens International, commented, “2012 was a very successful year for Sapiens. We demonstrated significant organic growth with our P&C and L&P insurance software products; we closed new deals in our target markets in North America, UK, Europe and APAC; we over achieved our revenue guidance; we invested in R&D and will continue to ensure the leading position of our software solutions; we launched a new product – DECISION – which has gained interest from the financial services market. To answer the growing demand for our solutions, we have recruited over 100 insurance and technology experts. Our cash position is strong, with zero debt, enabling us to support our operational and M&A plans. Lastly, during November 2012 we completed a buyback of 5% of our shares.”

Mr. Al Dor added: “In light of this successful year, and following the recommendation of Sapiens’ management, the Board of Directors has approved a dividend of $0.15 per share, or approximately $6 million in the aggregate. I would like to take this opportunity to thank our shareholders, customers, partners and employees for their continued loyalty and support.”

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry, with a focus on insurance. We have a track record of more than 30 years in delivering superior software solutions to more than 100 financial services organizations, including insurance, retirement, banks and mortgage providers. Our team of more than 800 experts operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: Investor Relations Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 E-mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 E-mail: moshe.shamir@sapiens.com